October 6, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance, Mail Stop 3720
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	The Mobile Star Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009
Filed September 22, 2010
File No.: 333-152952

Dear Mr. Sprigel:

We received your letter of October 5, 2010, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, which pertain to the Filings referenced above, and we hereby submit the following responses to the numbered comments.

Form 10-K

Item 8A(T). Controls and Procedures. page 12

1.
We note your statement that you “concluded that ... disclosure controls and procedures were not effective as described below under material weaknesses.”  However, we could not find any other discussion of your "material weaknesses" elsewhere in your filing. For each material weakness, please revise to describe:

• the nature of the material weakness;
• its impact on the financial reporting and ICFR, if any; and
• management's current plans or action already undertaken, if any, for remediating the material weakness.

There is a typographical error in the last sentence and it should read the controls are effective. There are hence no material weaknesses as can be seen none have been written/outlined in the document.  We will file an amended filing to correct the error with respect to both comments.

2.
In addition, given that you do have material weaknesses. it is unclear to us how you were able to conclude that your internal controls over financial reporting were effective.  Please note that you cannot conclude that your internal controls over financial reporting are effective if you have one or more material weaknesses. Please revise.

There is a typographical error in the last sentence and it should read the controls are effective. There are no hence no material weaknesses as can be seen none have been written/outlined in the document. Our conclusion that the internal controls over financial reporting are effective are correct.

Signatures, page 19

3.
We note your response to comments four and five from our letter dated August 19, 2010.  Please note that your Form 10-K must signed by your principal executive officer, your principal financial officer and your controller or principal accounting officer. See General Instruction D to Form 10-K.  If Mr. Gronich is your principal financial officer and principal accounting officer, please revise to indicate that he is signing the Form 10- K in that capacity. In addition, as previously requested, please reflect all of Mr. Gronich's corporate offices on page 14.

Mr Gronich is the Principal Financial and Accounting officer and the document will be revised accordingly. All his job listings have been disclosed accordingly.

This letter responds to all comments contained in your letter of October 5, 2010.  If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours,

/s/ Danny Elbaz
Danny Elbaz, President